RECEIVED FEB 27 2006 SEC MAIL PROCESSING SECTION WASH. D.C. 199

SECURI [ISSION

ANI 06002806)RT

FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 65603

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TAHOE FIXED INCOME, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

219 REDFIELD PARKWAY, SUITE 101
(No. and Street)

RENO (City) NEVADA (State) 89509 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARK ELMORE 775/852-3994
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOODRICH, GOODYEAR & HINDS, AN ACCOUNTANCY CORPORATION
(Name – *if individual, state last, first, middle name*)

6700 E. PACIFIC COAST HWY., #255, LONG BEACH, CA 90803
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED APR 14 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KA 4/13/06

OATH OR AFFIRMATION

I, MARK ELMORE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TAHOE FIXED INCOME, LLC, as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARK ELMORE Signature

PRESIDENT
Title

Notary Public

SAM N. OKORIE
Notary Public - State of Nevada
Appointment Recorded in Washoe County
No: 94-3760-2 - Expires July 23, 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TAHOE FIXED INCOME, LLC

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2005

(With Independent Auditors' Report Thereon)

CONTENTS

Goodrich, Goodyear & Hinds

An Accountancy Corporation

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Tahoe Fixed Income, LLC
Reno, Nevada

We have audited the accompanying statement of financial condition of Tahoe fixed Income, LLC as of December 31, 2005, and the related statements of income, members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tahoe Fixed Income, LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Pages 9-11 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule I7a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goodrich, Goodyear & Hinds

Long Beach, California
January 25, 2006

TAHOE FIXED INCOME, LLC
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

Cash in bank	$ 26,673
Deposits with Clearing organization	428,523
Receivable from Clearing organization	110,814
Securities owned, at market value	3,503,028
Prepaid expense and other assets	8,246
Total assets	$ 4,077,284

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Payable to Clearing organization	$ 3,364,946
Total liabilities	3,364,946
Members' equity	712,338
Total liabilities and members' equity	$ 4,077,284

The accompanying notes are an integral part of these financial statements.

TAHOE FIXED INCOME, LLC
STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2005

Revenues:		
Net gains on sale of securities		$ 1,372,017
Unrealized gain on securities held		22,468
Interest and other income		244,167
Total revenues		1,638,652
Expenses:		
Salaries, benefits and payroll taxes	$ 47,806	
Guaranteed payments	120,000	
Ticket charges	164,515	
Interest	224,528	
Data subscriptions	83,054	
Professional fees	30,566	
Communications	12,059	
Licenses, registrations, taxes and other regulatory fees	7,107	
Travel	3,161	
Rent	5,444	
Office expense	2,419	
Other	2,358	
Total expenses		703,017
Net income		$ 935,635

The accompanying notes are an integral part of these financial statements.

TAHOE FIXED INCOME, LLC
STATEMENT OF MEMBERS' EQUITY

YEAR ENDED DECEMBER 31, 2005

Balance at December 31, 2004	$ 1,339,325
Capital additions	200,000
Capital withdraws	(1,762,622)
Net income	935,635
Balance at December 31, 2005	$ 712,338

The accompanying notes are an integral part of these financial statements.

TAHOE FIXED INCOME, LLC
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2005

Cash flows from operating activities:		
Net income		$ 935,635
Adjustments to reconcile net income to net cash provided from operating activities:		
Changes in operating assets and liabilities:		
Deposits with Clearing organization	$ 599,377	
Receivable from Clearing organization	48,425	
Securities owned, net	2,508,821	
Prepaid expenses	9,923	
Payable to Clearing organization	(2,516,776)	
Other	(1,625)	
Total adjustments		648,145
Net cash flows provided by operating activities		1,583,780
Cash flows from investing activities		-
Cash flows from financing activities:		
Contributions of capital by members	200,000	
Contributions withdrawn by members	(1,762,622)	
Net cash flows used for financing activities		(1,562,622)
Net increase in cash		21,158
Cash at beginning of year		5,515
Cash at end of year		$ 26,673

SUPPLEMENTAL CASH INFORMATION

Cash paid for interest	$ 224,528

The accompanying notes are an integral part of these financial statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a registered broker-dealer formed under the laws of the State of Nevada maintaining its office in Reno, Nevada. The Company is subject to a minimum net capital requirement of $100,000 pursuant to SEC Rule 15c3-1. The Company operates pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities. Therefore, the Company is exempt from the computation for the determination of reserve requirements pursuant to Rule 15c3-3. The Company's activities are primarily comprised of purchasing and selling government and private label mortgage-backed securities, and holding these types of securities for the Company's own account.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Cash

Cash consists of cash in banks. The Company occasionally has deposits in excess of federally insured limits. The recorded value of cash (and any other financial instruments) approximates fair value at December 31, 2005.

Clearing Organizations

The Company has an agreement with other securities brokers and dealers (primarily one organization) to act as clearing organizations for the Company. The clearing organizations clear all security transactions and maintain customer accounts.

The Company is required to maintain certain deposit levels with clearing organizations. The amount of the deposit depends on the agreement with the clearing organization and the exchange market requirements. As of December 31, 2005, the Company had deposit levels with clearing organizations exceeding the requirements.

Revenue Recognition

Revenue associated with the Company's securities' transactions is recognized on a trade date basis. Securities owned and contracts to purchase securities in the future are recorded at market value and, accordingly, any changes in market value are recognized in the statement of income. Market value is determined based on active exchanges (established exchanges and "over-the-counter" exchanges) in the United States.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Income Taxes

The Company is taxed as a partnership and, with limited exceptions, is not taxed at the Company level. Instead, its items of income, loss, deduction, and credit are passed through to its member owners in computing their individual tax liabilities.

(2) SECURITIES OWNED

Securities owned consist of trading and investment securities, and include accrued interest of $35,630. Securities owned are comprised of:

Federal National Mortgage Association	$ 1,296,634
Federal Home Loan Mortgage Company	1,294,809
Federal Home Loan Bank	798,015
Federal Farm Credit	73,639
Government National Mortgage Association	308
Resolution Funding Corporation	3,993
Accrued interest on securities	35,630
	$ 3,503,028

(3) TRADING ACTIVITIES AND RELATED RISKS

The Company actively trades government and private label mortgage-backed securities. Positions in these securities are subject to varying degrees of market and credit risk.

Market prices are subject to fluctuation and, as such, the Company is exposed to market risk. The fair value of the Company's investments will fluctuate in response to changes in market interest rates. Increases and decreases in prevailing interest rates generally translate into decreases and increases in fair values of those instruments. Additionally, fair values of interest-rate sensitive instruments may be affected by the credit worthiness of the issuer, prepayment options, relative values of alternative investments, the liquidity of the instrument, and other general market conditions. Market risk is directly impacted by the volatility and liquidity in the markets in which financial instruments are traded. The Company monitors its exposure to market risk, or its market risk profile, on a daily basis through a variety of financial, security position, and control procedures.

(3) TRADING ACTIVITIES AND RELATED RISKS, Continued

Credit risk is the possibility of debt securities being downgraded by the rating agencies or going into default due to non-performance by issuers. The Company minimizes inventory credit risk by trading either governmental agency securities or securities that are AAA rated by two or more debt security rating services. The Company's counter-party risk is minimized by trading only with institutional parties and by clearing trades via the Federal Wire and the Deposit Trust Company ("DTC"), which ensure settlements occur simultaneously for both sides of the trade.

The Company engages in selling of contracts to deliver at a future date or to repurchase at a future date (futures contracts). These contracts are used to hedge the risk associated with owning debt securities. At December 31, 2005, there were fifteen futures contracts that had not been settled (notional amount of $1,500,000). These contracts relate to United States 10-Year Treasury Notes deliverable in March 2006. Net realized and unrealized gains and losses from futures contracts are included in the principal transaction revenues in the accompanying statement of income. For the year ended December 31, 2005, net realized and unrealized losses on futures contracts totaled $102,866.

(4) GUARANTEED PAYMENTS

During 2005, the Company's members agreed to make guaranteed payments to one of the Company's members, totaling $120,000. This practice ceased as of July 1, 2005.

(5) WITHDRAWAL OF MEMBERS

During the year, two members of the LLC elected to terminate their interest in the partnership. The withdrawals of capital related to those individuals amounted to $1,228,622 for the year.

(6) NET CAPITAL

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Accordingly, the Company is required to maintain a minimum level of net capital of $100,000. At December 31, 2005, the Company had computed net capital of $567,298, which was in excess of the required net capital level by $467,298. In addition, the Company is not allowed to have a ratio of aggregate indebtedness to net capital in excess of 15 to 1. At December 31, 2005, the Company's ratio of aggregate indebtedness to net capital was not applicable as there was no aggregate indebtedness.

TAHOE FIXED INCOME, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2005

Total members' equity	$ 712,338
Deductions - Prepaid expenses and other assets	(8,246)
Net capital before haircuts	704,092
Haircuts on security positions – United States Agency obligations and obligations of organizations established by the United States	(136,794)
Net capital	567,298
Minimum net capital required (6-2/3% of total aggregate indebtedness or $100,000, whichever is greater)	(100,000)
Excess net capital	$ 467,298

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total aggregate indebtedness	$ -
Ratio of aggregate indebtedness to net capital	N/A

The net capital as reported in the unaudited Part IIA filing agrees with the audited net capital as reported above.

TAHOE FIXED INCOME, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

DECEMBER 31, 2005

Not Applicable – The Company is exempt pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

TAHOE FIXED INCOME, LLC
INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS PURSUANT RULE 15c3-3

DECEMBER 31, 2005

Not Applicable – The Company is exempt pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

Goodrich, Goodyear & Hinds

An Accountancy Corporation

REPORT ON INTERNAL CONTROL STRUCTURE

The Board of Directors
Tahoe Fixed Income, LLC
Reno, Nevada

In planning and performing our audit of the financial statements and supplemental schedules of Tahoe Fixed Income, LLC for the year ended December 31, 2005, we have considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital pursuant to Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of the report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Securities and Exchange Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specific parties for any other purpose.

Goodrich, Baadgaard & Hinds

Long Beach, California
January 25, 2006